16006394

Securities and Exch

MAY 19 2016

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

/ Amend

SEC FILE NUMBER
8- 68965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Polygon Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Second Street, #9
(No. and Street)

Sausalito,	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia E. Glovsky 415 775-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan CPA
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Suite 831	Houston	TX	77084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

Done
KW

Please log and send for scanning.

Thanks,

Darlene

OATH OR AFFIRMATION

I, Patricia E. Glovsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polygon Capital Advisors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner

Title

Notary Public

SHELIA M. SHARPE NOTARY PUBLIC DISTRICT OF COLUMBIA Expiration Mar. 14, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Polygon Capital Advisors, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Polygon Capital Advisors, LLC
Table of Contents
December 31, 2015

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Polygon Capital Advisors, LLC
15 Second Street #9
Sausalito, CA 94969

Report on the Financial Statements

I have audited the accompanying financial statements of Polygon Capital Advisors, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polygon Capital Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 9, 2016

Nathan T Tuttle, CPA

Polygon Capital Advisors, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and Equivalents	$ 10,529
Total Assets	$ 10,529

Liabilities and Member Equity

Liabilities	
Accounts Payable and Accrued Expenses	$ 2,000
Total Liabilities	2,000
Member's Equity	8,529
Total Liabilities and Member Equity	$ 10,529

The accompanying notes are an integral part of these financial statements

Polygon Capital Advisors, LLC
Statement of (Loss)
December 31, 2015

Revenues	
Commissions	$ -
Expenses	
Rent	$ 4,200
Professional Fees	11,685
Regulatory Fees	1,690
Taxes	1,170
Insurance	472
Office Expense	441
Total Expenses	$ 19,658
Net Loss	$ (19,658)

The accompanying notes are an integral part of these financial statements

Polygon Capital Advisors, LLC
Statement of Changes in Member's Equity
December 31, 2015

Member Equity - January 1, 2015	$ 8,787
Member Contributions	19,400
Net Loss	(19,658)
Member Equity - December 31, 2015	$ 8,529

The accompanying notes are an integral part of these financial statements

Polygon Capital Advisors, LLC
Statement of Cash Flows
December 31, 2015

Cash flow from Operating Activities:		
Net Loss		$ (19,658)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Prepaid Expense	1,210	
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	(2,700)	
Total Adjustments		(1,490)
Net Cash Provided by Operating Activities		(21,148)
Net Cash provided by financing activities:		
Capital Contributions		19,400
Net Cash used in operating activities		(1,748)
Cash at Beginning of Year		12,277
Cash at End of Year		$ 10,529

Supplemental disclosure of cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 1,170

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and Nature of Business

Polygon Capital Advisors, LLC ("Company") Delaware Limited Liability Company, was formed in April 2009. The company is wholly owned by Polygon Capital, LLC ("Parent"). The company specializes in Mergers and Acquisitions and is a member of the Financial Industry Regulatory Authority ("FINRA"). It maintains its main branch office in the state of California.

The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including:

Private placements of securities
Mergers and acquisitions related services, strategic planning and valuation services

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The financial statements are prepared on the accrual basis of accounting. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. However, progress fees are recognized when and if earned. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the member.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The member files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2015, the Parent's U.S. federal return and state returns for the years 2012 onward are open under the normal statute of limitations. As of December 31, 2015, the Parent did not have any

Note 2 - Significant Accounting Policies (continued)
Income Taxes – Continued

unrecognized tax liabilities on behalf of the Company.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Cash and equivalent	$10,529	$	$	$ 10,529

The accompanying notes are an integral part of these financial statements

Note 4 - Related Party

The Company shares its office space with its parent company and has an expense sharing agreement. The company allocates a monthly amount of $350 for rent which is paid by the parent and is treated as due to parent. At December 31, 2015 there was no monies due to parent and $4,200 was converted to capital contribution during the year. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $8,529 which was $3,529 more than its required net capital of $5,000. The Company's percentage of aggregate indebtedness, to net capital was .23 to 1.

Note 7 - SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 - Concentration of Credit Risk

The Company's cash balance, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

Note 9 - Location of Company Records

A copy of the Company's most recent financial statements is available for examination at the principal offices of Polygon Capital Advisors, LLC located at 15 Second Street, Unit #9, Sausalito, CA 94965 and at the regional office of the Commission for the West region.

Note 10 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 9, 2016 financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Polygon Capital Advisors, LLC

Schedule I - Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission December 31, 2015

Members Equity		$	8,529
Less Non-Allowable Assets			-
Net Capital Before Haircuts			8,529
Haircuts			-
Net Capital		$	8,529
Computation of Basic Net Capital Requirements			
Minimum net capital requirements 6 2/3 % of aggregate indebtedness	$ 133		
Minimum dollar net capital required	$5,000		
Net capital required (greater of above)		$	5,000
Excess Net Capital		$	3,529
Ratio of aggregated indebtedness to net capital		.23 : 1	

There are no material differences between the computation of net capital as computed above and as reported by the Company in part IIA of form X-17a-5 as of December 31, 2015.

The accompanying notes are an integral part of these financial statements

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Schedule II

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(i) of the rule.

Polygon Capital Advisors, LLC
Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Schedule III

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(i) of the rule.

POLYGON CAPITAL

February 3, 2016

Nathan Tuttle
14220 Park Row, Suite 831
Houston, TX 77084

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Tuttle,

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Polygon Capital Advisors, LLC met the Section 204, 15c3-3 (k)(2)(i) exemption for the period January 1, 2015 through December 31, 2015.

Sincerely,

Patricia E. Glovsky

Patricia E. Glovsky
Managing Partner

15 Second Street
Suite 9
Sausalito, CA 94965

4601 Connecticut Avenue, NW
Suite 602
Washington, DC 20008

O 415.775.3300 | F 209.231.6762
www.polygoncapital.com
Member FINRA | SIPC

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(i)

Patricia E. Glovsky
Polygon Capital Advisors,
LLC
15 Second Street #9
Sausalito, CA 94969

Dear Patricia E. Glovsky:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Polygon Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Polygon Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Polygon Capital Advisors, LLC stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception. Polygon Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Polygon Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 9, 2016